Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Name	Incorporation

Hyperion International Corporation	Delaware
Little Tree Acquisition Corporation	Delaware
Hyperion Solutions Denmark ApS	Denmark
Hyperion Software Solutions Austria GmbH	Austria
Hyperion Foreign Sales Corporation	Barbados
Hyperion Latin America Ltda	Brazil
Hyperion Solutions Nordic OY	Finland
Hyperion Solutions France SAS	France
Hyperion Solutions Deutschland GmbH	Germany
Hyperion Solutions Italia S.r.l.	Italy
Hyperion KK	Japan
Hyperion Solutions Nederland, B.V.	Netherlands
Hyperion Solutions AS	Norway
HSC Acquisition Co.	Nova Scotia
Hyperion Corporation of Canada, Ltd.	Ontario
Hyperion Solutions Asia Pte. Ltd.	Singapore
Hyperion Solutions Iberica, S.A.	Spain
Hyperion Solutions Nordic AB	Sweden
Hyperion Solutions Schweiz AG	Switzerland
Hyperion Solutions (UK) plc	United Kingdom